ARKEMA

June 4th, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

08003100

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : " Arkema 's nanostructured materials at the heart of the Genesis research program "

ARKEMA

The world is our inspiration

Press release

Communiqué de presse

Colombes, June 4th 2008

Arkema's nanostructured materials at the heart of the Genesis research program

The European Commission today has given its green light for the funding by OSEO[1], amounting to € 46 M out of a total cost of € 107 M, of the Genesis program, coordinated by Arkema, which is opening the way for the development in Europe of an innovative and competitive sector in nanostructured materials.

The Genesis program pools around Arkema, a leader in nanostructured materials and the sole producer in Europe of functional copolymers with controlled architecture, major industrial groups, SMEs, and several university laboratories within a partnership bringing directly together the design of materials and their applications in a number of markets earmarked for their technological innovation potential: automotive, cable, structural composites, energy, environment, as well as information and communication technologies.

With its essential contribution to the Genesis program, Arkema stands out as the foremost supplier of innovative nanostructured materials whose outstanding performances – mechanical strength, thermal and electrical properties, light weight – are poised to lead to technological breakthroughs in many sectors of industry.

" *Arkema, France's leading chemicals producer, now fully controls on a laboratory scale the mechanisms governing the synthesis of carbon nanotubes and copolymers with controlled architecture. The Genesis program will allow us to speed up the industrial development of nanostructured materials in direct cooperation with the relevant user sectors. We could witness the first commercial applications by 2009 / 2010* ", Christian Collette, Arkema Research & Development Vice President, is delighted to announce.

In keeping with Arkema's sustainable development policy, the Genesis program favors the operation of clean processes, the use of renewable raw materials, and the inclusion of recycling considerations for end-of-life materials. It also devotes a major part to the toxicological and ecotoxicological properties of nanomaterials.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

[1] French public body which provides funding and assistance for industrial innovation

ARKEMA RECEIVED

2008 JUN 10 A 5: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Colombes ,May 3rd,2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : Arkema announces the acquisition by its subsidiary Coatex of LyondellBasell's Ethacryl BUSINESS

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, June 2nd 2008

Arkema announces the acquisition by its subsidiary Coatex of LyondellBasell's Ethacryl business

Arkema has announced the acquisition by its subsidiary Coatex of LyondellBasell's Ethacryl business. With annual sales of the order of € 4 M, this activity will enable Coatex to strenghen its know-how in the concrete and plaster additives markets, and speed up its global growth.

" The Ethacryl activity fits in well with Coatex's additive range for construction materials. It will help boost our expertise in the synthesis and formulation of these additives, as well as our commercial presence in the concrete and plaster markets " Alain Mari, Chairman of Coatex, was pleased to announce.

This acquisition will allow Coatex to complement its product line by offering a competitive range of molecules (polycarboxylates) to its client formulators and producers of construction materials.

Coatex joined Arkema in October 2007 to form its Specialty Acrylic Polymers business unit, specializing in the production of mostly acrylic-based polymers, used as dispersants and thickeners in many applications.

A subsidiary of the Arkema Group, Coatex specializes in the manufacture and marketing of flow additives used in a large number of markets, including paper, paint and adhesive, the treatment of minerals, detergence, concrete, ceramics, cosmetics, water treatment, textile and leather. With a global presence, industrial sites in France, the Netherlands, the United States and Korea, and sales offices on five continents, Coatex reported sales of 150 million euros in 2007.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS - INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACTS - PRESS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Gilles Galinier	Tel. : +33 1 49 00 70 07	E-mail : gilles.galinier@arkema.com

END